

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

June 18, 2009

<u>via U.S. mail and facsimile</u>

Mr. Leonard F. Leganza, Chairman, President and Chief Executive Officer
The Eastern Company
112 Bridge Street
Naugatuck, CT 06770

> **RE: The Eastern Company**
> **Form 8-K Item 4.01**
> **Filed June 12, 2009**
> **Form 8-K/A Item 4.01**
> **Filed June 17, 2009**
> **File No. 000-599**

Dear Mr. Leganza:

We have completed our review of your filing and amendment and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant